Exhibit 99.1

In the United States, Gold Fields Limited ("Gold Fields") will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of the Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields will be available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (which will include a preliminary prospectus) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.

This presentation contains forward-looking statements with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this presentation that are not historical facts are "forward-looking statements".

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this presentation are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this presentation and Gold Fields' Annual Report on Form 20-F for the financial year ended June 30, 2003.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: the success of the proposed merger with IAMGold Corporation; overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events.

Final Transcript

Conference Call Transcript

GFI—Gold Fields Limited Response to Harmony's Hostile Takeover Attempt, Call 2
Event Date/Time: Oct. 19. 2004 / 10:00AM ET
Event Duration: N/A

CORPORATE PARTICIPANTS

Willie Jacobsz
Gold Fields Limited—Head of IR

Ian Cockerill
Gold Fields Limited—CEO

CONFERENCE CALL PARTICIPANTS

Taras Shumelda
American Century Investments—Analyst

Michael Fowler
Desjardins Securities—Analyst

Peter DeBoer
Investor

Sam Robins
Robins Mining Company—Investor

Brenton Saunders
Deutsche Bank—Analyst

Simon Kendall
UBS—Analyst

Jacques Garibaldi
Royal Capital—Analyst

George Topping
Sprott Securities—Analyst

Adrian Day
Global Strategic Management—Analyst

Rusty Bakov
John A. Levine and Co—Analyst

Mark Smith
Dundee Securities—Analyst

Mark Midaski
Athens Turkish Securities—Analyst

Nolan Menackitson
BJM—Analyst

Ian Davies
Lehman Brothers—Analyst

Chris Beer
RBC Asset Management—Analyst

Howard Klinker
Klinker and Co—Analyst

Steven Marmosian
Davidson, Keppler and Partners—Analyst

Jim Harsmith
TSAM—Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Response to Hostile Takeover Attempt Conference Call. My name is Anthony and I will be your coordinator for today. At this time all participants are in a listen-only mode. We will be facilitating a question and answer session towards the end of this conference. [OPERATOR INSTRUCTIONS]. I would now like to turn the presentation over to your host for today's call, Mr. Willie Jacobsz, Head of Investor Relations. Please proceed sir.

Willie Jacobsz—Gold Fields Limited—Head of IR

Thank you very much, Anthony. Good afternoon, ladies and gentlemen, and thank you very much for joining us for this conference call. We had a call this morning. We thought it would be appropriate to repeat it this afternoon so that people in different time zones could have an opportunity to join in the discussion.

Ian Cockerill, our Chief Executive Officer, is going to give a brief introductory statement; after that we will be taking questions. Ian, we hand over to you now.

Ian Cockerill—Gold Fields Limited—CEO

Willie, thank you very much and good morning everybody, or good afternoon if you're in Johannesburg. Now you will all have seen Harmony's offer yesterday and I also hope that you have also seen the response, which was issued on behalf of the Gold Fields Board last night. That went out on a Sens statement.

But for those of you who have not had a chance to see it, just let me recap the brief points. Gold Fields is treating this offer by Harmony as a hostile takeover attempt with a negligible premium and it is definitely not a friendly merger in our eyes. On that basis, we will—we have formally said that we will reject the proposal. But I'd just like to touch briefly on some of the considerations that have led us to oppose this offer.

Firstly, based upon the Board of Gold Fields' perception of relative fundamental value, the proposed exchange ratio vastly overvalues Harmony's asset contribution to any potential combination.

The implied premium in the proposal, based on the closing price of Gold Fields' ADRs in New York on Friday 15, was 7 percent. The 29 percent that was portrayed as being the premium was the premium calculated using Harmony's closing price on Friday against a 30-day view one for Gold Fields. Now clearly, in the event of a hostile takeover it is quite normal practice to use the closing prices of both bid and target company on the day prior to the bid being announced. And on that basis the bid was 7 percent.

Certainly, earlier this morning, as trading opened up in South Africa, the implied premium based on the current share prices was down to about 3 percent. So not a particularly attractive premium for us to propose to Gold Fields' shareholders that they should accept this offer.

Secondly, Harmony has stated that their proposal is subject to Gold Fields not proceeding with the proposed merger of its international assets with IAMGold. Now the Board of Gold Fields continues to firmly believe that the IAMGold transaction is in the best interests of shareholders as it provides an international platform for aggressive growth, with full and undiluted access to international debt and capital markets.

It unlocks the intrinsic value of Gold Fields' international assets and places control of the global growth vehicle firmly in the hands of Gold Fields Limited. Because with a 70 percent stake in Gold Fields International, with management control and Board dominance, the cash flows of the Company are clearly well under control.

The feed through value of Gold Fields' international assets has increased by more than $0.5b from the announcement of the IAMGold transaction on August 11 till the close of business on October 15.

Now when we acquired IAMGold or when we acquired the proposal to acquire IAMGold through a reverse takeover mechanism, we elected to pay an effective 11.2 percent premium for control of that company. We received IAMGold's paper, North American paper, in return for our international assets, with Gold Fields Limited ending up owning 70 percent of the new combined entity.

Prior to that transaction, our international assets as valued by RBC were valued at 1.1 times NAV. And this is exactly the reason why we wanted to do this transaction, to unlock the value that was not being attributed to those assets in the Gold Fields share price.

We injected our assets into IAMGold on the reverse takeover mechanism, on an NAV-to-NAV basis, in return for highly-rated stock, instantly valuing our assets going into this transaction at 1.7 times NAV, not at 1.1 times NAV as suggested yesterday in the presentation from Harmony.

When the transaction was announced, the feed through value of our international assets was about US$2.1b. The implied market capitalization of the international assets as of the close of business on Friday was about $2.8b. It's subsequently come up a little bit, hence we use the previous figure of about $0.5b.

So to say that this transaction has been dilutive to Gold Fields shareholders is clearly a distortion of the truth. The fact is that IAMGold today is trading as an effective proxy for Gold Fields International, and as such has demonstrated the value accretion that we always knew would occur once we unlocked the assets out of Gold Fields Limited and put it into the new entity.

The other point that I would like to make is about the allegations that Gold Fields is in harvesting mode when it comes to its South African operations. This is also patently wrong.

Over the last year Gold Fields has spent more than ZAR870m in capital expenditure at its South African operations. The equivalent number for Harmony, with a similar size asset base in South Africa, is ZAR720m. Over the past 5 years we've spent a total of ZAR4.8b on our South African assets, principally to complete the main long-life shafts, to modernize our metallurgical facilities, to improve our underground environmental conditions, as well as increasing the amount of capital development that we've put in place associated with the new long-term shafts.

In addition, we potentially have ZAR10b worth of capital development projects in the pipeline in South Africa alone. And I actually presented some of those projects at the Denver Gold Conference recently.

We've continued with our development strategy at all of our operations to build up our ore reserve flexibility. When I joined this Group in 1999 as Managing Director, the first thing I looked at was the condition of our developed ore reserves within the Group. And frankly, I was a little bit alarmed that it was just Beatrix that had a reasonable ore reserve position. Kloof and Driefontein did not.

Over the last 4 to 5 years we've steadily built up our development meters at these shafts to the point that today we have gone from where we were 5 years ago, at anywhere between 6 to 11 months of reserves, developed reserves at our operations, to a point now where at our main long-life principal shafts we have in excess of 20 months of reserves, developed reserves at these operations. Hardly, I think, a question of under-developing our ore [budgets].

In South Africa alone, we've invested over ZAR130m this past year on training and development in our people. But all this has been done whilst still having an eye firmly on cost control. Our rand per kilogram cost performance over the past year has been flat, while that of Harmony has been on a rising trajectory.

Our South African cash costs are at ZAR73,000 a kilogram, and over the past few months we've demonstrated to the market how we are going to get that ultimately to below ZAR70,000 a kilogram in real terms. However, our focus is not simply on cost reduction. We believe that profitability comes from an equal focus on the revenue line. And our strategy is therefore not focused solely on cost reduction, but a balanced focus on cost management and revenue enhancement, which together enables us to drive the margin of our operations, which is the important number.

And this is, to all intents and purposes, our Project 500 that we've been talking to the marketplace since the beginning of this calendar year. And that is the revenue enhancement and the cost control, and how we've taken costs out of our system.

In addition, Gold Fields is fully committed to sustainable development as well as corporate social development—investment here in South Africa. And again, over the past few years we have spent more than ZAR150m on a wide range of social development and non mining-related job creation projects all over South Africa, but in particular in those communities where our people and their families live and work.

And 1 example of that is the export project that we've developed, the rose export project that we've developed in the Carletonville area, in partnership with the Industrial Development Corporation and the Department of Trade & Industry. We have similar projects under way in each of our major mining centers.

I think it's fair to say that these are hardly the signs of a company that is allegedly in harvest mode in South Africa. Far from it, we believe that the IAMGold transaction is now going to allow the management of Gold Fields Limited to very strongly focus on the potential that exists here in South Africa, on an asset base which is now well capitalized and is well positioned to take advantage of any change in the rand price of gold.

So in conclusion, ladies and gentlemen, the Board of Gold Fields believes that this proposal significantly undervalues Gold Fields' high-quality portfolio of assets, completely disregards the significant value that will be created from the IAMGold transaction, and is in essence asking Gold Fields shareholders to trade high-quality paper backed by high-quality assets for a piece of paper that does not have the same inherent quality. In fact is a vastly lower inherent quality.

And with that, let me pass you on for any questions.

Willie Jacobsz—Gold Fields Limited—Head of IR

Operator, we're now ready to take questions. Anthony?

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS]. Your first question comes from Taras Shumelda from American Century Investment. Please proceed.

Taras Shumelda—American Century Investments—Analyst

Good evening gentlemen, this is Taras Shumelda from American Century Investments. Can you please discuss what if any feedback you received from Norilsk Nickel with respect to its opinion about the worthiness of IAMGold transaction? And do you have any knowledge of any ambition by Norilsk Nickel to participate in any of IAMGold assets directly rather than through Gold Fields?

Thank you.

Ian Cockerill—Gold Fields Limited—CEO

The answer to the first question, Taras, is that when the deal was announced the Norilsk guys asked us some questions about certain components of the deal. They made some comments about certain aspects of it, but we certainly got no indication that they would not support the deal. But they did, as did many shareholders, indicate what about this aspect, what about that aspect, and we answered their questions for them.

With respect to your second question, I have no idea whether they do or they don't wish to participate in the IAMGold assets directly. You'll have to ask them that.

Taras Shumelda—American Century Investments—Analyst

Thank you.

Operator

Your next question comes from Michael Fowler from Desjardins Securities. Please proceed sir.

Michael Fowler—Desjardins Securities—Analyst

Yes. What's—I understand what you're saying about undervaluing of the assets, but what kind of actions could you take to repel Harmony's bid?

Ian Cockerill—Gold Fields Limited—CEO

Michael, as we speak our defense advisors are busy beavering away. There are a variety of options that we have. I think most people in the industry would know what options are available to us. We are busy looking at a broad range of options. We have not decided yet which is the optimal route to take, but that will be taking place very, very shortly. And then we'll be able to come out with our considered response.

But I must say that in fairness, the real issue as far as we're concerned, our dissent is going to be based on the ability for Gold Fields to show, demonstrably show, that the proposals that we're putting to our shareholders offer the best value and a better value option than that which is being put forward by Harmony.

Willie Jacobsz—Gold Fields Limited—Head of IR

Next question please.

Operator

Your next question comes from Peter [DeBoer]. He's a private investor. Please proceed sir.

Peter DeBoer Investor

Good morning sir. I think your proposed deal with IAMGold is brilliant, but ultimately it's going to come down to a collection of votes. What percentage of GFI stock is held in South Africa, and what percentage of the total stock of GFI is needed to approve and/or block the deal?

Ian Cockerill—Gold Fields Limited—CEO

Peter, the ownership of Gold Fields as it currently stands is around about 25 percent in South Africa and the vote on the IAMGold transaction requires a simple majority of 50.1 percent to pass.

Peter DeBoer Investor

All right. I read—I understand that your deal with IAMGold has been approved by the Reserve Bank of South Africa. Who could overrule them and what would the procedure be?

Ian Cockerill—Gold Fields Limited—CEO

There is no way that that approval can be withdrawn, Peter. It's—we made sure that we have all necessary regulatory approvals given upfront. So it's simply now a question of a shareholder vote. That's the only outstanding condition for that transaction to go ahead.

Peter DeBoer Investor

Which is December 7?

Ian Cockerill—Gold Fields Limited—CEO

At this stage, yes.

Peter DeBoer Investor

Yes. All right. So here are scenarios. [Norilsk] had bought 20 percent of Gold Fields, now it won't support you. What do you think Norilsk is really up to here?

Ian Cockerill—Gold Fields Limited—CEO

I wish I knew, and frankly I think you'd have to ask them that question. I couldn't presume to comment on their [indiscernible].

Willie Jacobsz—Gold Fields Limited—Head of IR

Can we move to the next question please?

Operator

Your next question comes from Sam [Robins] from Robins Mining Company. Please proceed sir.

Sam Robins—Robins Mining Company—Investor

Thank you. Of course I think the IAMGold proposition is brilliant, and I congratulate you on that. The point that I want to make to you—submit to you is this. I have the impression that the Norilsk people were insulted because you did not consult them first before proceeding to the public with the IAMGold deal. And I think you've got to make the Norilsk people aware of the fact that at least in America, and I think it's also true in Johannesburg, that you cannot make a material disclosure to a single stockholder without simultaneously making it to all stockholders.

The Russians are so used to command and control thinking, it's practically in their genes, and they've got to learn that they're not entitled just because they own 20 percent of the Company to a prior information possession. Once, I think, you get that through to them, maybe you can make them realize that rushing off in a huff to make a separate deal with Harmony was really not in their best interest.

Ian Cockerill—Gold Fields Limited—CEO

Sam, thank you very much. In fact that point was actually made, that from a corporate governance perspective—and Gold Fields is a great respecter of corporate governance—you're quite right. It's impossible for us to do that and they need to understand that.

Willie Jacobsz—Gold Fields Limited—Head of IR

Thank you very much. Could we move to the next question please?

Operator

Your next question comes from Brenton Saunders from Deutsche Bank. Please proceed.

Brenton Saunders—Deutsche Bank—Analyst

Afternoon gentlemen. Ian, I just wanted a question here about something that is a claim that Gold Fields has made quite repeatedly. I was definitely 1 of the analysts that at the time was supportive of what you're trying to achieve in the IAMGold transaction. I suspect that you were going to reiterate pretty much in line with what you'd outlined, and that's certainly something you've been communicating. But the reality is if you were going to statistically and empirically, your only real good comparative anywhere is really Harmony. I mean, over the last 6 or 7 years, when the market's gone up and the market's gone down, you have performed exactly in line with Harmony. And I'd have to say I've just—I've got the chart in front of me.

From August 11, which was the day your IAMGold transaction was announced, until the middle of last week, when this deal started leaking, you performed exactly in line with Harmony. So as an analyst I'm just asking myself questions. I just can't demonstrably see that relative to an empirically historical good correlative that you actually have outperformed in the wake of the IAMGold transaction. Have you got any comments on that?

Ian Cockerill—Gold Fields Limited—CEO

Yes, I think what's happened, Brenton, I think a couple of factors there. The first 1 is you're just looking at IAMGold, and I think once the IAMGold transaction goes through, I do believe that you'll see the figure re-rating. We also initially, and even in the first 2 to 3 weeks, there was an out-performance against our peer group here in South Africa. But that gap has closed, as you've suggested, and we ask the question why was there not of a re-rating. And the general view that we were getting back from the market was there was an overhang, because people were not sure what Norilsk was going to do. That did seem to be a problem, and this seemed to be 1 of the reasons why the share didn't re-rate as much as it should have done.

Now, I would believe that as soon as the transaction goes through, the vote is done and the appropriate majority received, I think you will see a moving apart. I think it's inevitable you will do.

Brenton Saunders—Deutsche Bank—Analyst

If I may, just a follow up to that. The Norilsk [indiscernible] issue clearly was an issue. Is there any way that that process can be repaired to any extent?

Ian Cockerill—Gold Fields Limited—CEO

Well, we regularly try and contact them, but if you phone people and you email people, and they're not prepared to respond, it's pretty difficult. And even trying backdoor approaches, if people don't wish to talk to you, they don't wish to talk to you.

Brenton Saunders—Deutsche Bank—Analyst

Fair enough. Thank you.

Operator

Your next question comes from Simon Kendall from UBS. Please proceed.

Simon Kendall—UBS—Analyst

Hello, Ian. Just 2 questions. Firstly, the ZAR1b that Harmony [held back] in cuts, can you just comment on that and just what you could offer?

And secondly, what the relationship is with Mvela, and what their stance is and what their role could be inasmuch—I don't expect that they can vote, but other preemptives in terms of the Mvela relationship with Gold Fields.

Thanks.

Ian Cockerill—Gold Fields Limited—CEO

Thanks Simon. The ZAR1b savings projected by Harmony, if [indiscernible] savings over and above those that we have indicated that we would be making. And you've seen the projections that we put in. We've suggested that our cost savings, which would be around about—up to about ZAR400m a year just on the procurement side alone, would be equivalent to about ZAR5,000 per kilogram, taking us well below where we are at the moment, at ZAR74,000 a kilogram, taking us below the ZAR70,000 a kilogram threshold that we have set ourselves.

To take out an additional ZAR1b of savings, there's glib talk of getting rid of head office. Well, head office of Gold Fields is ZAR140m a year, which to my understanding is ZAR10m a year more expensive than the Harmony head office. So if you take ZAR140m off ZAR1b, that leaves you with ZAR850m. If you've already squeezed on the supply side, one is left with the sole conclusion that a lot of that, if not substantially all of it, would have to come from job cuts. I guess that's a major concern of ours.

As far as the Mvela relationship is concerned, it's a good 1. There are 2 Mvela directors on the Gold Fields Board. They voted with the Board on the unanimous decision to vote down the Harmony transaction, and Tokyo has told me that he is on board with the Gold Fields guys. So I think that explains the Mvela relationship.

Simon Kendall—UBS—Analyst

I just wondered—could you comment on what sort of preemptives would be in place within the Mvela ownership of the 15 percent of the [voting] assets?

Ian Cockerill—Gold Fields Limited—CEO

There's no preemptives. The deal just stands as it is, and the deal will survive any corporate restructuring. That is a given.

Simon Kendall—UBS—Analyst

Okay, thanks very much.

Willie Jacobsz—Gold Fields Limited—Head of IR

Next question please.

Operator

Your next question comes from [Jacques Garibaldi] from Royal Capital. Please proceed sir.

Jacques Garibaldi—Royal Capital—Analyst

Hi, Ian. Thanks for hosting the call, I appreciate it. 2 quick questions. 1, can you give an overview of any if what role the South African government plays in hostile takeovers, whether they have any input, approvals required, etc?

And then secondly, I think everyone kind of agrees that IAMGold transaction is very, very favorable. Have you—I mean, have you considered both transactions, meaning you kind of let the international operations run free with IAMGold, but have you explored any kind of acquisition of Harmony, kind of a reverse takeover of Harmony, of any value in combining the 2 assets?

Ian Cockerill—Gold Fields Limited—CEO

The—in answer to your first question, Jacques, the normal regulatory authorities down here are very similar to what you would find in any other well-established capital market. Competition Board, Securities Panel, you know, they would all have a say in this particular transaction. Bear in mind that this particular transaction would create a gold company in South Africa producing about two-thirds of South Africa's gold. There would be a large concentration of potential purchasing power within this company, and I think that there could well be some concerns from the supplier side about potential monopolistic practices. So there's no doubt that the Competition Board would have to be—their approval would have to be given for this transaction.

As far as having looked at other proposals, a reverse takeover of Harmony, for the very reasons that the proposal was rejected I don't believe that it would be in Gold Fields' interest to take over the whole of Harmony. It just—there's such a differentiation in the quality of the asset base, that I don't believe that that would be a particularly attractive idea.

Jacques Garibaldi—Royal Capital—Analyst

Okay, thank you.

Operator

Your next question comes from George Topping from Sprott. Please proceed sir.

George Topping—Sprott Securities—Analyst

Good afternoon all. I see there's articles saying that the unions are in favor of the Harmony transaction. Why is that?

Ian Cockerill—Gold Fields Limited—CEO

Not sure George, where you got your information from, because I've had [indiscernible] from the unions here saying that they're actually quite disturbed.

George Topping—Sprott Securities—Analyst

It's a post on the Mineweb website.

Willie Jacobsz—Gold Fields Limited—Head of IR

Yes. That is an early article, George, which has been withdrawn. The unions actually turned out this morning and in as many words condemned the transaction.

George Topping—Sprott Securities—Analyst

Okay. And is there any politicians made public their views on this transaction?

Ian Cockerill—Gold Fields Limited—CEO

None.

George Topping—Sprott Securities—Analyst

Thank you.

Operator

Your next question comes from Adrian Day from Global Strategic Management. Please proceed.

Adrian Day—Global Strategic Management—Analyst

Yes. Good afternoon. My question's really been answered in a different form. I was going to ask if there's anything you think you can offer Norilsk that would, you know, make them happy and come on board. But I think you've really answered that question.

Ian Cockerill—Gold Fields Limited—CEO

Thanks Adrian.

Operator

Your next question is from [Frank Randall] from [John A. Levine and Company]. Please proceed sir.

Rusty Bakov—John A. Levine and Co—Analyst

Yes, hi. Actually, [Rusty Bakov]. I wanted to stress a couple of points. The first 1 is the corporate governance issues that were raised yesterday by Harmony. Maybe you could talk to the reason why you selected the Board of the new Gold Fields International the way you did, to sort of have a better corporate governance, which some are taking—misconstrued by the Harmony management team.

And also I wanted to ask a question about the Competition Board.

Ian Cockerill—Gold Fields Limited—CEO

Frank, the Competition Board, as I mentioned earlier, they would obviously have to find on this transaction. As far as the corporate governance issues are concerned, it was very clear. Any North American or SEC-listed entity has to have a Board with a governance of independent directors, and particularly when it comes to Audit Committees, has to have people with [certain] financial experience, capable of running that Audit Committee. Which as you know, in the North American context is an extremely important board.

So the actual size of the Board and the composition of the Board was initially based upon the ownership going into the new company, and then the actual individuals who were chosen were chosen for their particular expertise in the North American environment. Just as some of the other nominees who are coming on board will be there to strengthen the financial acumen that clearly has come to light with—they would have to have represented on this Board. So we're looking for a good combination of skills, experience, competence and knowledge of the environment that people are working in. That's how the Board was chosen.

Rusty Bakov—John A. Levine and Co—Analyst

Sure, and going back to the competition issue, here in the United States at least, it would be very difficult for anyone to buy 35 percent. It would be impossible, actually, for anyone to buy a 35 percent stake in a company without having received regulatory approval, antitrust regulatory approval. Do you think that's possible, for Harmony to pay for 35 percent of the stock without having received an approval from the Competition Board prior to the—?

Ian Cockerill—Gold Fields Limited—CEO

In South Africa the structural limit is 35 percent. I know it's lower in the U.S., currently it's 20 percent. In South Africa the threshold limit is 34.9 percent before you have to make a full offer. So to answer your question—

Rusty Bakov—John A. Levine and Co—Analyst

Not a full offer, but the Competition Board approval.

Ian Cockerill—Gold Fields Limited—CEO

You don't have to have Competition Board approval to get to 34.9 percent as a standalone.

Rusty Bakov—John A. Levine and Co—Analyst

Okay.

Operator

You have a follow-up question from Taras Shumelda. Please proceed.

Taras Shumelda—American Century Investments—Analyst

I actually have 2 follow-up questions. 1 is on the labor unions. Just looking at the proposed transaction for—to me as a shareholder, to be convinced that this is really worthwhile at the proposed price, Harmony would have to implement massive, massive staff layoffs. Not just at the head offices but elsewhere. Question—do you plan to play this card with the labor unions?

And the second question is—let us for a minute say that Harmony decided to [slip in] the parameters of the offer and not kill the IAMGold transaction but actually go along with it. What would you say then would be the fair price that you as management would recommend to shareholders that they accept the offer?

Thank you.

Ian Cockerill—Gold Fields Limited—CEO

I'll answer your second question first and give you an honest answer. Significantly higher than it is now. I'm clearly not going to tell you what that higher price would be. And it's also a hypothetical situation, because I think essentially they've already nailed their colors to the mast, that they want to take the whole thing. Their whole bid rests upon them wanting to cancel the IAMGold bid, and so I think essentially that is a hypothetical question. But it's an interesting scenario, to say the least.

As far as the labor unions are concerned, we would play the card as you suggest. I don't think we have to, because the labor unions have already played it. And you know, it's so much better when people other than the management come out and say we don't think this is in the best interest of all stakeholders. When the stakeholders themselves stand up and say you know, this should actually not—we can see what's going to come down the line here. We don't like it. And when they say that independently of management, I just think it adds more substance to the message than just coming from us.

Operator

Your next question comes from Mark Smith from Dundee Securities. Please proceed sir.

Mark Smith—Dundee Securities—Analyst

Yes. I just want to just reiterate this question about the South African competition authorities. In this particular case, where it's obviously a combined effort with Norilsk and Harmony in collusion to try and get to 50.1 percent of the vote, would they not step in, in that sort of unique circumstance and review this [earlier case]?

Ian Cockerill—Gold Fields Limited—CEO

There's a large [concert party] position in South Africa, and I think if the authorities felt that was the case then they would have the right to step in and opine on this opportunity, Mark.

Mark Smith—Dundee Securities—Analyst

Don't they—isn't that certainly already the case in this particular instance?

Ian Cockerill—Gold Fields Limited—CEO

I'd rather not comment.

Mark Smith—Dundee Securities—Analyst

Thanks.

Operator

Your next question comes from [Mark Midaski] from [Athens Turkish Securities]. Please proceed sir.

Mark Midaski—Athens Turkish Securities—Analyst

Ian, I have—I think that the proposal to go the IAMGold route is really good for Gold Fields shareholders, as well as for South Africa. Now, that being so very important to this proposed takeover bid, that this succeeds, how are you going normally speaking when you have a Board meeting, everybody treats it as a sort of rubber stamp. Nobody bothers to vote because, you know, everybody knows. But with Norilsk holding 20 percent and being, I gather, anti or pro Harmony, how are you going to now approach not only the big shareholders, you know, which I'm sure you're going to do, but how are you going to try and reach all the smaller ones? Because I think every vote counts.

Ian Cockerill—Gold Fields Limited—CEO

Mark, I mean, clearly what we have to do is we have to go out there and we have to [battle] on and contact as many shareholders as possible. And we will be doing this and we will be convincing our shareholders of the merits of the deal. And it simply is a question of us being a lot more diligent about going out there and convincing people that they must vote. That's exactly the way that we're going to do this.

Mark Midaski—Athens Turkish Securities—Analyst

Thank you.

Operator

Your next question comes from [Nolan Menackitson] from BJM. Please proceed sir.

Nolan Menackitson—BJM—Analyst

Hi, good afternoon. I have 2 quick questions. The first 1—on the South African shareholder base, have you had any comments from the shareholders that feel that they're not—they really cannot invest in IAMGold directly or they can at a limited expense due to the foreign exchange restrictions? And obviously the flow through to Gold Fields South Africa is somewhat—will be somewhat diluted due to the holding company discount that will apply to the IAMGold assets. So have you got a comment in terms of any feedback that you've had from the South African Gold Fields shareholders on that issue?

And the second question is—if Harmony ends up with say, maybe 10 or 15 percent of Gold Fields, effectively you could have Norilsk and Harmony acting as an important minority if not a majority, under South African regulations, of 35 percent. Without getting into too much of your defense strategy, which I'm sure will be coming to the wires shortly, how does that play out in terms of the Board being able to dictate the direction of Gold Fields if you end up with a minority which is that significant?

Ian Cockerill—Gold Fields Limited—CEO

Well, it would clearly make life extremely difficult, but it is clearly a situation that we would live through. My sense is that the job of the Board and the job of management is to look after the interests of all shareholders, not just a small minority who effectively want to have a minority veto. But that is my job, and I look after the interests of everybody.

As far as the comments from the South African shareholders with respect to the IAMGold deal, we've had very positive support from the South African institutions. I think they see the strategic value and the strategic importance of this transaction. And whilst 1 or 2 people—1 or 2 comments in the marketplace refer to holding company discounts, I can see why a holding company discount is appropriate when you have maybe 20 or 30 percent of a company. But when you actually own over 50 percent, you consolidate everything. The holding company discount, I think, is less of a problem and I don't think it's going to be quite as severe as many people are trying to make it out to be.

Nolan Menackitson—BJM—Analyst

Thank you.

Operator

Your next question comes from [Ian Davies] from Lehman Brothers. Please proceed.

Ian Davies—Lehman Brothers—Analyst

Good afternoon gentlemen. A real quick question, if I may, actually following from the last question. Talking about the holding company discount, obviously historically in South Africa we had like Anglo and De Beers, with [Ambien] in the middle. And even though there, there was very large stakes held, the discounts were quite dramatic, you know, 20, 30 percent plus. What do you think the shareholders see as being a realistic discount that you guys will trade to after the Anglo deal completes?

Thank you.

Ian Cockerill—Gold Fields Limited—CEO

I think in answer, Ian, to your question about the historic discounts in South Africa, you'll see discounts that were applicable to conglomerates. They were not particularly focused entities, so I think that's really what drove that discount. I think that discount, if there is going to be any discount, and I would actually argue quite strongly that there doesn't necessarily have to be a holding company discount. But if there was, I would see it being in single figures, I don't see it being in double figures.

Ian Davies—Lehman Brothers—Analyst

Okay, thank you for that. A quick follow on, if I may. Obviously advocates of shareholders' rights [indiscernible] this call. With that in mind, would it not be sensible if your proposition based upon the value of the IAMGold is so convincing, to let shareholders decide? I mean, clearly if they don't want to tender into the Harmony deal they don't have to. If they want to vote for the IAMGold deal, then they can do. Or if you vote against, why not leave it over to shareholders to—how the whole decision? I'm just wondering, maybe this could be a lot of money spent on defense, which could be spent better off elsewhere.

Thank you.

Ian Cockerill—Gold Fields Limited—CEO

The shareholders will be able to vote, where they can either take up the Harmony offer, if they wish to, or they can actually vote the IAMGold proposal. Defense is important because, I think, my shareholders would certainly want to make sure that I'm looking after their best interests. And it's important that as a company we put across the real facts, there is a lot of disinformation which is being put out into the marketplace around IAMGold, and I think I would be derelict in my duties as Chief Executive if I didn't actually try and correct some or all of that disinformation. And shareholders have a right to hear the real story, not a distortion of fact.

Ian Davies—Lehman Brothers—Analyst

I wholly appreciate that. I guess my comment was just raised because of some of your issues earlier, when you said there will be defenses made. And with that in mind, are you saying that shareholders will be able to tender into the Harmony deal should they want to? Does that mean that you're going to try to have the majority of your defense later on in the game or are you going to let the initial Harmony offer continue as it currently is?

Ian Cockerill—Gold Fields Limited—CEO

All will be revealed in due course, Ian.

Ian Davies—Lehman Brothers—Analyst

Okay, but obviously your earlier statements, that you would let people have that free choice. Clearly if you're obstructing people having that choice, I understand exactly what you're saying, you have a duty to shareholders to fully inform them and ensure that all stakeholders have the best choice made to them. Clearly [giving that information] to people is 1 thing, but actively obstructing—if that's the way you decide to go—a market transaction. Clearly the strongest view, as you said before yourself, is having other people make the comments for you, because you make the comments rather than you, as earlier. Clearly the strongest possible outcome for you would be for the sake of shareholders and have the Harmony initial transaction get zero take-up, then that would be a stunning result for you and very well done. I'm just wondering if, you know, if that's not a better outcome for you than legal issues and obstructive cases.

Ian Cockerill—Gold Fields Limited—CEO

One could argue, using your own argument there, that it's Harmony that's trying to obstruct the rights to the Gold Fields shareholders to vote on the IAMGold transaction.

Ian Davies—Lehman Brothers—Analyst

I don't see how—I'm sorry to interrupt, but I don't see how Harmony are obstructing your shareholders from either tendering or not tendering or voting or not voting on their initial [thing], I'm sorry.

Willie Jacobsz—Gold Fields Limited—Head of IR

Ian, there is the shareholder right to participate in this teleconference. Can we ask to speak to you offline after this, so that we give other people an opportunity to—?

Ian Davies—Lehman Brothers—Analyst

Absolutely, of course. Gentlemen, thank you so much.

Willie Jacobsz—Gold Fields Limited—Head of IR

Thank you.

Operator

Your next question comes from George Topping from Sprott. Please proceed sir.

George Topping—Sprott Securities—Analyst

I've got a quick follow up to [indiscernible] the rules. Could there be a [clean rate] in Gold Fields stock in the open market or is that against the regulations?

Ian Cockerill—Gold Fields Limited—CEO

George, I couldn't say whether they are or they aren't, but because we are an SEC-regulated company, if they were accumulating stock, either directly or indirectly with concert parties, then they would be obliged under SEC rules to announce every single 1 percent addition to the shareholder base that they've got.

George Topping—Sprott Securities—Analyst

I see. Great, thank you.

Willie Jacobsz—Gold Fields Limited—Head of IR

Next question please?

Operator

Your next question comes from Chris Beer from RBC Asset Management. Please proceed.

Chris Beer—RBC Asset Management—Analyst

I just have an observation from, I guess a previous caller, and I missed the first 9 minutes of Q&A. But in the response in reaching out to all shareholders, I think it's important to look at Gold Fields and Gold Fields International, their record in greenfield exploration and development versus Harmony's. And I think that's an important element, while typically I guess South Africans have preferred the dividend side of the story. In this case I think you're getting both, and if you compare paper on the track record on the growth side, I think it speaks for itself. So I would like to see that in any future presentations.

Ian Cockerill—Gold Fields Limited—CEO

Chris, thank you very much. A very good comment. I think also one only has to see the track record of Gold Fields' international acquisitions and the value that we've made out of those acquisitions in the past and Harmony. I think we can demonstrate that Gold Fields can operate on a broader basis than Harmony has been able to demonstrate to date.

Chris Beer—RBC Asset Management—Analyst

Great, thanks.

Operator

Your next question comes from Howard Klinker from Klinker and Company. Please proceed.

Howard Klinker—Klinker and Co—Analyst

I have a question. I think I heard you say that you feel your stock is either undervalued or greatly undervalued. Is that correct?

Ian Cockerill—Gold Fields Limited—CEO

Yes.

Howard Klinker—Klinker and Co—Analyst

If that's the case, why are you giving it away to use as currency that could buy IAMGold, that's selling at 80 to 100 times earnings? Either your stock's expensive and you're using it as currency, or your stock's cheap and you're not using it as currency. Which is it?

Ian Cockerill—Gold Fields Limited—CEO

Howard, we're not buying IAMGold. IAMGold bought our assets, it was a reverse takeover. So we landed up with 70 percent of the company by taking our assets. We said that our assets were priced in Gold Fields at 1.1 times. By ingesting them into IAMGold we immediately got an uplift going into these proposed transactions to 1.7 times price to NAV. And subsequent to that, it's earnings in [indiscernible]. That's the value release that we got. We didn't dilute our shareholdings in any shape or form whatsoever by that transaction. We've actually added value.

Howard Klinker—Klinker and Co—Analyst

In the short run.

Ian Cockerill—Gold Fields Limited—CEO

Adding value in the short run, but it's giving us, I believe, a very strong platform to grow even further and certainly I think allowing us access to direct marketplace. And giving us a deal currency which is very readily acceptable, particularly in the North American marketplace.

Howard Klinker—Klinker and Co—Analyst

Well, if you have a deal currency, I imagine that currency's expensive. Or is it cheap?

Ian Cockerill—Gold Fields Limited—CEO

The Gold Fields International deal currency will grow and will become more valuable over time, as it establishes itself in that marketplace.

Howard Klinker—Klinker and Co—Analyst

Yes, that's the future, what about now?

Ian Cockerill—Gold Fields Limited—CEO

Well, now we—

Howard Klinker—Klinker and Co—Analyst

You're probably talking future.

Ian Cockerill—Gold Fields Limited—CEO

Well, I think I've told you quite conclusively that we've added value by doing that transaction and using IAMGold as a proxy for Gold Fields International. It has actually shown value accretion.

Howard Klinker—Klinker and Co—Analyst

If we disagree on that, why don't you give us a choice of choosing between that transaction and the Harmony-Gold Fields transaction?

Ian Cockerill—Gold Fields Limited—CEO

You have the choice, Howard.

Howard Klinker—Klinker and Co—Analyst

The way you describe it, you're making—you're trying to make the choice for us.

Ian Cockerill—Gold Fields Limited—CEO

Why am I describing it in that way, Howard? I'm—

Howard Klinker—Klinker and Co—Analyst

Well your intention is to try and block the Harmony transaction.

Ian Cockerill—Gold Fields Limited—CEO

I said that it is my job to sort it out for all shareholders exactly the reasons why I believe that Harmony's transaction is not in the best interests of Gold Fields shareholders. Hardly blocking the transaction, it is giving the shareholders a more balance perspective of the merits, the respective merits, of both transactions.

Willie Jacobsz—Gold Fields Limited—Head of IR

Could we move on to the next question please?

Operator

Your next question comes from [Steven Marmosian] from [Davidson, Keppler and Partners]. Please proceed.

Steven Marmosian—Davidson, Keppler and Partners—Analyst

Yes. Can you tell me if and how you'd be able to move up the December 7 meeting to prior to the November 26 tender date that Harmony has set?

Ian Cockerill—Gold Fields Limited—CEO

Yes. Steven, there is a normal regulatory process that you have to go through. It would be extremely difficult to do that. The timetable that we've got already is quite a tight timetable. I think it's unlikely that we would be able to bring it forward ahead of November 26.

Steven Marmosian—Davidson, Keppler and Partners—Analyst

So do you see any way to prevent the Harmony from taking up up to 35 percent of the shares?

Ian Cockerill—Gold Fields Limited—CEO

The simple answer to that is convincing shareholders that the proposal coming from Harmony is not in their interests, because it's better that they stay where they are at the moment. That's the best defense.

Steven Marmosian—Davidson, Keppler and Partners—Analyst

Thank you.

Willie Jacobsz—Gold Fields Limited—Head of IR

Operator, we've almost reached the full hour. We will take a further 2 questions.

Operator

Okay sir. You have a question from [Jim Harsmith] from TSAM. Please proceed.

Jim Harsmith—TSAM—Analyst

Hi, it's Jim Harsmith, [indiscernible] Asset Management. Good afternoon gentlemen. Ian, when we had dinner in July, at that time, this was prior to your IAMGold deal, you'd indicated you were going to be having several conversations with Norilsk. I'm just wondering now, can you just share with us some of your thoughts that relate to that business or potential business relationship? And more importantly, how you view the Russian gold assets?

Ian Cockerill—Gold Fields Limited—CEO

I think my views on the relationship, when they came on board I know there was a lot of skepticism in the marketplace but I welcome any shareholder who comes into Gold Fields. Anglo American sold out, we made them a lot of money. I said at the time when Norilsk came on board, we hoped that we could make Norilsk a lot of money as well. And I was looking forward to a good working relationship and trying to develop our respective gold assets. We sent a team over to Russia. We looked at their gold assets and I have to say what I saw was particularly attractive, and it would have been nice to be involved with the group. The fact that that now possibly may not take place, frankly is a disappointment to me. But shareholders have the right to make decisions and to change their minds, and clearly this is what Norilsk have decided to do.

Jim Harsmith—TSAM—Analyst

Thank you.

Operator

And your final question is a follow-up question from Michael Fowler from Desjardins Securities. Please proceed sir.

Michael Fowler—Desjardins Securities—Analyst

Ian, I just—I read somewhere that actually Harmony, in terms of South African regulations, that Harmony could actually bear some shares on the market, even after the offer that they made. Is that true or incorrect?

Ian Cockerill—Gold Fields Limited—CEO

Are you—? Sorry, Michael, in terms of what that they could buy?

Michael Fowler—Desjardins Securities—Analyst

I was—I read somewhere that Harmony can actually buy some share of Gold Fields on the Johannesburg stock market, for example, even after they'd launched this bid. Is that true or false Ian?

Ian Cockerill—Gold Fields Limited—CEO

My understanding is that they are able to do that.

Michael Fowler—Desjardins Securities—Analyst

And up to—in terms of South African regulations, up to how many percent?

Ian Cockerill—Gold Fields Limited—CEO

In terms—before when they actually have to declare their interest?

Michael Fowler—Desjardins Securities—Analyst

Correct.

Ian Cockerill—Gold Fields Limited—CEO

Michael, off the top of my head I can't remember. I'll have to get back to you on that one. I'm not sure.

Michael Fowler—Desjardins Securities—Analyst

Okay, thanks.

Operator

You have no further questions, sir.

Ian Cockerill—Gold Fields Limited—CEO

Fine. Gentlemen, ladies and gentlemen, thank you all very much indeed for listening. It's been a pleasure talking to you and putting across our side of the story. Clearly there are lots of developments that will take place over the next days and weeks ahead. And again I wish to assure you all that the management and the Board of Gold Fields are firmly committed to making sure that you the shareholders can get the maximum value for your investments in this Company, and that's what we intend to do.

With that I'd like to thank you all for listening. Goodbye, and if any of you wish to contact us directly to discuss issues further, please feel free to do so. Thank you very much indeed and goodbye.

Operator

Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Have a wonderful day everyone.

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